Example 2 SPRINT CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Year Ended March 31, 2018 2017 2016 (in millions, except per share amounts) Net operating revenues: Service $ — $ — $ — Equipment sales — — — Equipment rentals — — — — — — Net operating expenses: Cost of services (exclusive of depreciation and amortization below) — — — Cost of equipment sales — — — Cost of equipment rentals (exclusive of depreciation below) l — — — Selling, general and administrative — — — Impairments — — — Severance and exit costs — — — Depreciation – network and other — — — Depreciation – equipment rentals — — — Amortization — — — Other, net — — — — — — Operating income (loss) — — — Other expense: Interest expense — — — Other (expense) income, net — — — — — — Loss before income taxes — — — Income tax (expense) benefit — — — Net loss $ — $ — $ — Basic and diluted net loss per common share $ — $ — $ — Basic and diluted weighted average common shares outstanding — — — Note: The above example presents “Equipment rentals”, “Cost of equipment rentals” and “Depreciation – equipment rentals” as separate captions on the consolidated statements of operations. The amount of depreciation for network and other assets that is reflected above in our consolidated statements of operations is primarily related to assets that support wireless service revenues and is included in “Depreciation – network and other”. Depreciation for devices subject to operating leases is included in “Depreciation – equipment rentals”. The amount of amortization is primarily related to assets that support wireless service revenues.